[PFF Bancorp, Inc. Letterhead]

Mr. John P. Nolan

Accounting Branch Chief

Division of Corporate Finance

Securities and Exchange Commission

Mail Stop 4561

100 F Street, N.E.

Washington, D.C. 20549

February 9, 2006

RE:       PFF Bancorp, Inc.

            Form 10-K for the Fiscal Year Ended March 31, 2005

            Filed June 14, 2005

            Form 10Q for Period Ended September 30, 2005

            File Number: 001-16845

Dear Mr. Nolan:

This letter is submitted on behalf of PFF Bancorp, Inc. (the "Company") in reference to the letter dated January 26, 2006 from the staff of the Securities and Exchange Commission transmitting their comments to the above filings.  Your specific requests for information are set forth verbatim below (bold text), followed by the Company's responses.

Form 10-K, filed June 14, 2005

Notes to Consolidated Financial Statements

Note 13- Derivative Hedging Instruments, page 98

    1.    We note that you have entered into an interest rate swap agreement with a financial institution in the notional amount of $30.0 million for a period of five years for the purpose of hedging the cash flows of $30.0 million of your variable rate junior subordinated debentures issuance.

           Please address the following:

  Please tell us if you accounted for this hedging relationship under the short-cut or long haul method of accounting in accordance with SFAS 133.  If you applied the short-cut method of accounting, please tell us in detail how you complied with each of the requirements of paragraph 68 of SFAS 133;

  If you accounted for this hedging relationship under the long-haul method of accounting, please tell us how you met all of the requirements of paragraphs 28-30 of SFAS 133.  Additionally, please tell us in detail the method used to measure hedge ineffectiveness, and quantify for us the hedge ineffectiveness, if applicable, recognized in your income statement for all periods presented as required by paragraph 45(b)(1) of SFAS 133;
  In a Form 8-K filed on October 6, 2004 you state that you have "the right to defer payments of interest on the debt securities by extending the interest payment period on the debt securities for up to 20 consecutive quarterly periods."  Please tell us how this deferral clause impacts your determination of hedge accounting.  Please cite the authoritative guidance you relied upon to support your accounting.

Form 10-Q, filed November 9, 2005

Notes to Unaudited Consolidated Financial Statements

Note 6- Derivative Hedging Activities, page 12

    2.    We also note that you have entered into an interest rate swap agreement with a financial institution in the notional amount of $10.0 million for a period of five years for the purpose of hedging the cash flows of $10.0 million of your $30.0 million variable rate junior subordinated debentures issuance on September 16, 2005.  Please address the following:

  Please tell us if you accounted for this hedging relationship under the short-cut or long haul method of accounting in accordance with SFAS 133.  If you applied the short-cut method of accounting, please tell us in detail how you complied with each of the requirements of paragraph 68 of SFAS 133;
  If you accounted for this hedging relationship under the long-haul method of accounting, please tell us how you met all of the requirements of paragraphs 28-30 of SFAS 133.  Additionally, please tell us in detail the method used to measure hedge ineffectiveness, and quantify for us the hedge ineffectiveness, if applicable, recognized in your income statement for all periods presented as required by paragraph 45(b)(1) of SFAS 133; and
  In a Form 8-K filed on September 22, 2005 you state that you have "the right to defer payments of interest on the debt securities by extending the interest payment period on the debt securities for up to 20 consecutive quarterly periods."  Please tell us how this deferral clause impacts your determination of hedge accounting.  Please cite the authoritative guidance you relied upon to support your accounting.

COMPANY RESPONSE

We are in receipt of your letter and have reached the following conclusion.  We have reviewed the accounting for the hedge relationship and determined that the Company's application of the short-cut method was not appropriate and therefore hedge accounting was not appropriate since inception.  In accordance with SAB 99, the Company has evaluated the quantitative and qualitative impact of the lack of hedge accounting treatment on each reporting period and the cumulative correction entry and after discussions with its external auditors and members of its Audit Committee, drawn the conclusion that it is not material to the financial statements in any previously filed Form 10-K or Form 10-Q including the Form 10-Q for the quarter ended December 31, 2005.  The Company applied short-cut hedge accounting from September 30, 2004 to December 31, 2005.  The quantitative impact of correcting this error was less than 1% for each fiscal year and less than 3.1% for each fiscal quarter effected.  The Company will correct this error by recording an adjustment (and making appropriate disclosures) in the quarter ended March 31, 2006 wherein we will debit Other Comprehensive Income and credit Non-Interest Income for the change in the market value of the swap since inception.  This adjustment, net of tax, will increase net earnings and EPS by $701,000, or 1%, and approximately $0.03, respectively for the year ended March 31, 2006.  The EPS estimate is based on diluted weighted average shares as of December 31, 2005.

The Company acknowledges that:

  The Company is responsible for the adequacy and accuracy of the disclosure in its required filings under the Securities Exchange Act of 1934;
  the staff comments or changes to disclosure in response to staff comments do not foreclose the Commissioner from taking any actions with respect to the filings; and
  the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We believe that this response is fully responsive to your comments and that no amended filings are necessary.

If you have any questions, please contact the undersigned at (909) 623-2323.

                                                                                    Sincerely,

                                                                                    /s/ Gregory C. Talbott

                                                                                    Gregory C. Talbott

                                                                                    Executive Vice President

                                                                                    Chief Financial Officer

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